LINCOLN GOLD CORPORATION
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia, V6C 1N5
Tel: (604) 688-7377 / Fax: (604) 688-7307

October 16, 2007

MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Mr. John W. Madison, Attorney, Division of Corporate Finance

Dear Mr. Madison:

LINCOLN GOLD CORPORATION (the “Company”)
Form S-4 Registration Statement filed September 11, 2007, as amended
SEC File No. 333-145978

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 to 4:00 p.m. (EST) on Thursday, October 18, 2007, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that :

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Yours truly,

LINCOLN GOLD CORPORATION

/s/ Paul Saxton
_____________________________________________
PAUL SAXTON, President